UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 8, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares; Series 327 Class A Ordinary Shares; Series 330 Class A Ordinary Shares; Series 332 Class A Ordinary Shares; Series 334 Class A Ordinary Shares; Series 337 Class A Ordinary Shares; Series 349 Class A Ordinary Shares; Series 371 Class A Ordinary Shares; Series 373 Class A Ordinary Shares; Series 375 Class A Ordinary Shares; Series 384 Class A Ordinary Shares; Series 388 Class A Ordinary Shares; Series 390 Class A Ordinary Shares; Series 398 Class A Ordinary Shares; Series 400 Class A Ordinary Shares; Series 413 Class A Ordinary Shares; Series 414 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 3, LLC (the “Company”) in its Current Report on Form 1-U as filed with the SEC on February 6, 2024, on February 1, 2024, Level & Co. Gallery, LLC, on behalf of Series 375 of the Company (“Series 375”) and the 375 Segregated Portfolio of Masterworks Cayman, SPC, entered into a Guarantee and Consignment Agreement (the “Agreement”) with Sotheby’s (“Sotheby’s”) whereby the Company agreed with Sotheby’s to auction the painting created by Lynette Yiadom-Boakye owned by Series 375 (the “Painting”) at Sotheby’s Modern & Contemporary Dale Sale held on March 7, 2024. Pursuant to the Agreement, Sotheby’s agreed to pay Series 375 a percentage of the proceeds of the sale of the Painting at the auction, and agreed that irrespective of the outcome of the auction, Series 375 will receive at least a minimum guaranteed amount (the “Guaranteed Amount”) as agreed upon between Series 375 and Sotheby’s, provided, however, Sotheby’s payment obligations are subject to customary conditions for transactions of this kind. A copy of the Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on February 6, 2024.

On March 7, 2024, the Painting was sold, and pursuant to the Agreement, the Company will receive the Guaranteed Amount.

Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, Series 375 will use the proceeds of the sale of the Painting to pay or provide for payment of Series 375’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 375’s shareholders of record. The timing of the distribution is uncertain and will depend on the timing of our receipt of payment from Sotheby’s, which is expected to occur in the second fiscal quarter of 2024. Title of the Painting shall pass to the buyer only after payment in full of the Guaranteed Amount, after which Series 375 will make the distribution and commence the process of winding up and dissolving in accordance with the Company’s Second Amended and Restated Operating Agreement.

 Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Guarantee and Consignment Agreement, dated February 1, 2024 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed February 6, 2024)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 3, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: March 8, 2024